P.C.
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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02057708

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of September, 2002

Chartwell Technology Inc.
(SEC File No: 0-30456)

Suite 700, 407 2nd Street SW, Calgary, Alberta, Canada T2P 2Y3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F X___ **Form 40-F** _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ **No** __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

CHARTWELL TECHNOLOGY INC.

Date September 11, 2002

By: Barry Foster
Barry H. Foster, Chief Financial Officer

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL REPORTS CONTINUED GROWTH IN 3RD QUARTER

Chartwell Technology Inc. ***TSX-VEN: CWH***

Calgary, Canada September 10, 2002, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming and information systems for companies engaged in the Internet gaming industry, announces financial results for the third quarter and the nine months ended July 31, 2002.

Total revenue for the third quarter of 2002 increased 20% to $1,117,939 compared to $928,663 in the same period of 2001. For the nine months ended July 31 2002, the Company's total revenues increased 21% to $2,391,092 compared to $1,973,018 for the corresponding period of the previous year.

"Consistent with our business strategy, during the quarter the company has continued to focus on attracting established gaming clients, primarily in Europe", states Darold H. Parken, President and CEO of Chartwell. " Steady growth in our market share and the recurring revenue component of our total revenue has resulted in an average 30% quarter on quarter revenue growth since entering the software development business. Our objective is to continue this trend."

Expenses for the third quarter were $1,131,736 compared to $926,911 for the corresponding period of the previous year. Expenses decreased $302,298 from the previous quarter. For the nine months ended July 31 2002 expenses were $3,749,959 compared to $2,833,266 in the corresponding period in the previous year. This increase is reflected in the continued development of our industry-leading choice of gaming options including casino, bingo and poker room games, *now available in download, in-browser and wireless options giving an unprecedented level of access flexibility while using* a wide range of currencies and languages. Consistent with our proactive expansion into new regulated markets, the Company has increased compliance expenditures for certification in these regulated markets.

The loss for the quarter was $13,797 or $0.00 per share compared to $568,224 or $0.04 per share in the previous quarter. Working capital at the end of the quarter was $6,159,960.

"We are seeing continued growth in Europe with the opportunity to break into new verticals", states Darold H. Parken, "Poker, Bingo, and Wireless gaming are all new opportunities for revenue growth, both within our existing client base and with new licensees". "Our unique business model along with our dedication to software development and un-paralleled customer support enables our existing and future clients in Europe and other regulated markets to depend upon us as a truly independent technology partner with no potential conflict of interest".

About Chartwell Technology Inc. Chartwell Technology Inc. specializes in the development of leading edge custom gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software to fully empower its clients and to maintain its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact: **Chartwell Technology Inc.**

Darold H Parken, President
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

David Bajwa, Investor Relations
(877) 699-4180 or (604) 669-4180
info@chartwelltechnology.com

Chartwell Technology Inc.

Consolidated Interim Financial Statements

For the three months and nine months ended July 31, 2002

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

		July 31, 2002 (unaudited)		October 31, 2001
Assets				
Current assets:				
Cash and cash equivalents	$	4,500,152	$	2,741,078
Short term investments		448,562		3,350,007
Accounts receivable		1,181,146		1,200,036
Prepaid expenses		77,316		79,867
		6,207,176		7,370,988
Available for sale long-term securities		42,882		42,882
Capital assets		283,996		303,392
Deferred software development costs		137,587		220,144
	$	6,671,641	$	7,937,406
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	40,662	$	59,897
Current portion of obligations under capital lease		6,554		12,668
		47,216		72,565
Obligations under capital lease		10,809		13,446
Shareholders' equity:				
Share capital		14,632,223		14,511,135
Deficit		(8,018,607)		(6,659,740)
		6,613,616		7,851,395
	$	6,671,641	$	7,937,406

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended July 31,		Nine months ended July 31,	
	2002	2001	2002	2001
Revenue:				
Software set-up fees	$ 303,119	$ 637,801	$ 620,579	$ 1,051,550
Software license fees	625,513	230,980	1,501,818	624,003
Interest and other	189,307	59,882	268,695	297,465
	1,117,939	928,663	2,391,092	1,973,018
Expenses:				
Software development and support	716,407	519,466	2,016,769	1,486,170
General and administrative	360,027	354,459	1,572,669	1,182,316
Depreciation and amortization	27,783	25,467	77,964	82,223
Amortization of deferred software development costs	27,519	27,519	82,557	82,557
	1,131,736	926,911	3,749,959	2,833,266
Net income (loss)	(13,797)	1,752	(1,358,867)	(860,248)
Deficit, beginning of period	(8,004,810)	(6,685,773)	(6,659,740)	(5,823,773)
Deficit, end of period	$ (8,018,607)	$ (6,684,021)	$ (8,018,607)	$ (6,684,021)
Net income (loss) per share:	$ -	$ -	$ (0.09)	$ (0.05)

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended July 31, 2002	Three months ended July 31, 2001	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (13,797)	$ 1,752	$ (1,358,867)	$ (860,248)
Depreciation and amortization	27,783	25,467	77,964	82,223
Amortization of deferred software development costs	27,519	27,519	82,557	82,557
Deferred revenue	(102,377)	(234,870)	-	(268,874)
Change in non-cash working capital:				
Accounts receivable	350,010	(294,558)	18,890	(590,184)
Prepaid expenses	(5,797)	(15,234)	2,551	(9,681)
Accounts payable and accrued liabilitie:	2,908	(70,479)	(19,235)	(754,679)
	347,121	(380,271)	2,206	(1,354,544)
	286,249	(560,403)	(1,196,140)	(2,318,886)
Financing:				
Issue of shares	-	20,000	121,088	92,500
Repayment of lease obligations	(2,633)	(3,762)	(8,751)	(11,287)
	(2,633)	16,238	112,337	81,213
Investments:				
Disposition of short term investments	2,825,975	-	2,901,445	-
Acquistion of capital assets	(12,163)	(6,834)	(58,568)	(56,877)
	2,813,812	(6,834)	2,842,877	(56,877)
Increase (decrease) in cash	3,097,428	(550,999)	1,759,074	(2,294,550)
Cash, beginning of period	1,402,724	7,049,923	2,741,078	8,793,474
Cash, end of period	$ 4,500,152	$ 6,498,924	$ 4,500,152	$ 6,498,924

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements

For the three months and nine months ended July 31, 2002
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies, except as otherwise disclosed, as were used for the consolidated financial statements for the year ended October 31, 2001. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001.

1. **Share capital:**
As at July 31, 2002 and October 31, 2001 the Company had 15,817,701 and 15,628,501 common shares outstanding and 2,338,566 and 1,777,532 options to acquire common shares respectively.

2. **Segmented information:**
The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended July 31			Nine months ended July 31		
2002	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ 47,529	$ 255,590	$ 303,119	$ 47,529	$ 573,050	$ 620,579
Software license fees	$ 60,420	$ 565,093	$ 625,513	$ 179,873	$ 1,321,945	$ 1,501,818
2001	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ 75,322	$ 562,479	$ 637,801	$ 182,120	$ 869,430	$ 1,051,550
Software license fees	$ 15,300	$ 215,680	$ 230,980	$ 15,300	$ 608,703	$ 624,003